FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 9th May, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

BANK’S SHARES

Athens, 9 May 2003

Re: Resolutions of NBG’s Ordinary General Meeting of 9 May 2003

Pursuant to Decision No 5/204/14.11.00 of the Board of Directors of the Capital Market Commission, National Bank of Greece S.A. announces that the Annual Ordinary General Meeting of its Shareholders, held on 9 May 2003, adopted the following resolutions:

1)  Approved the Board of Directors’ and the Auditors’ Reports submitted to it and ratified the annual financial statements for the financial year 2002, as same were drawn up and published by the Bank’s Board.

2)  Decided the payment of a dividend of €0.45 per share for the financial year 2002. Entitled to the dividend are the holders of the Bank’s shares as at the closing of the ASE on 9 May 2003. As from Monday, 12 May 2003, the Bank’s shares shall be traded ex-2002 dividend. The dividend shall be paid within two months of the date of its approval by the General Meeting. The date of payment of the dividend shall be announced to investors and to the ASE via a subsequent announcement by NBG.

3)  Discharged, by a vote held by roll call, the Board of Directors and the Auditors from any liability for indemnity for the financial year 2002.

4)  Re-appointed Mr P. Lambropoulos and Mr G. Tsougiopoulos as independent members to the Bank’s Board of Directors, pursuant to Law 3016/2002 as amended and currently in force.

5)  Approved the remuneration received by the members of the Bank’s Board of Directors, the Governor and the Deputy Governors and pre-approved their remuneration for the year 2003.

6)  Pre-approved the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2003.

7)  Approved the Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30 par. 1 of the Bank’s Articles of Association).

8)  Elected Messrs Spyridon Koronakis and Georgios Kyrbizakis as regular and Messrs Alexios Kannas and Isaias Theodoridou as substitute Certified Auditors from the company SOL S.A. for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements for the year 2003; also Mr Panaghiotis Kambanis as regular and Mr Panaghiotis Zafeiropoulos as substitute auditor from the company Deloitte & Touche S.A.

9)  Approved the Bank’s new organizational structure and the relevant provisions regarding the powers and authorities, the duties, the status and the remuneration of the General Managers appointed.

10)  Approved the increase in the Bank’s share capital by €104,341,945.50 through capitalization of reserves, and the issuance of 23,187,099 new bonus shares to be distributed to the Bank’s shareholders in proportion of 1 new share for every ten old shares, and the amendment to Articles 4 and 39 of the Bank’s Articles of Association to reflect the increase. Entitled to the bonus shares are the Bank’s shareholders as at 30 May 2003, provided that the formalities for the cut-off are completed by that date.

Yours faithfully,
NATIONAL BANK OF GREECE S.A.

M. Frousios	D. Kanellopoulou

NATIONAL BANK OF GREECE

PRESS RELEASE

Improved performance by National Bank of Greece

Today, 9 May 2003, National Bank of Greece held its Annual General Meeting of Shareholders at the Melas Building in central Athens.

In his address to the AGM, Mr Theodoros Karatzas, Governor of the Bank, stressed that the key strategic objectives of the Bank are to achieve further growth in retail banking, international activities and financing for SMEs. At the same time, the Bank will ensure that risk and operating costs are kept under close scrutiny, and enhance productivity.

This strategic orientation is already yielding results: the Bank’s operating profit improved in 2002 relative to 2001. This positive trend has strengthened yet further during the first quarter of 2003.

The AGM decided to make a total dividend payment of €104.3 million, or €0.45 per share. As of Monday, 12 May 2003, NBG shares will be traded ex-2002 dividend. Further, the AGM approved the distribution of one bonus share for every ten shares held, via the capitalization of reserves. Beneficiaries of the bonus shares will be shareholders of the Bank as at 30 May 2003, provided that cut-off has been finalized. Shareholders may expect further announcements from the Bank regarding the matter.

Athens, 9 May 2003